Exhibit (a)(5)(j)

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Hostess Brands common stock (as defined below), nor is it an offer to purchase or a solicitation of an offer to sell Smucker common shares (as defined below), and the statements herein are subject in their entirety to the terms and conditions of the Offer. The Offer is made solely by the prospectus/offer to exchange (as defined below) and the related letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of shares of Hostess Brands common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Hostess Brands common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror (as defined below)

by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer by

SSF Holdings, Inc.,

a direct wholly owned subsidiary of

The J. M. Smucker Company,

to Exchange Each Outstanding Share of Class A Common Stock of

Hostess Brands, Inc.

for

$30.00 in cash and 0.03002 common shares of The J. M. Smucker Company

(subject to the terms and conditions described in the prospectus/offer to exchange and letter of transmittal)

The J. M. Smucker Company (“Smucker”), an Ohio corporation, through its direct wholly owned subsidiary, SSF Holdings, Inc., a Delaware corporation (the “Offeror”), is offering to exchange for each outstanding share of Class A common stock of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), par value $0.0001 per share (the “Hostess Brands common stock”), validly tendered in the Offer and not validly withdrawn, $30.00 in cash and 0.03002 common shares of Smucker, no par value per share (the “Smucker common shares”), together with cash in lieu of any fractional Smucker common shares, in each case, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated October 10, 2023 (the “prospectus/offer to exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, AT THE END OF NOVEMBER 6, 2023, UNLESS EXTENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023 (as it may be amended from time to time, the “merger agreement”), by and among Smucker, the Offeror and Hostess Brands. The merger agreement provides, among other things, that the Offeror will make the Offer and, subject to the satisfaction or waiver of certain conditions, the Offeror will accept for exchange, and promptly thereafter exchange, shares of Hostess Brands common stock validly tendered in the Offer and not validly withdrawn. Following consummation of the Offer, subject to the terms and conditions set forth in the merger agreement, the Offeror will be merged with and into Hostess Brands (the “merger”), with Hostess Brands continuing as the surviving corporation in the merger and as a wholly owned subsidiary of Smucker. If the Offer is completed, the merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, and accordingly, no stockholder vote will be required to consummate the merger. At the effective time of the merger, each outstanding share of Hostess Brands common stock (other than shares of Hostess Brands common stock held in treasury by Hostess Brands or held by Smucker, the Offeror or any wholly owned subsidiary of Smucker or Hostess Brands, or shares of Hostess Brands common stock held by stockholders who have properly exercised appraisal rights with respect to such shares in accordance with Delaware law) will be automatically converted into the right to receive the transaction consideration. As a result of the merger, Hostess Brands will cease to be a publicly traded company and will become wholly owned by Smucker. The merger agreement is more fully described in the prospectus/offer to exchange.

The offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, at the end of November 6, 2023 (the “expiration date,” unless the Offeror has extended the period during which the Offer is open in accordance with the merger agreement, in which event “expiration date” will mean the latest time and date at which the Offer, as so extended by the Offeror, will expire).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the minimum tender condition (as described below) and the regulatory approval condition (as described below).

The minimum tender condition requires that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depositary” (as such terms are defined in Section 251(h) of the General Corporation Law of the State of Delaware) a number of shares of Hostess Brands common stock that, upon the consummation of the Offer, together with any shares of Hostess Brands then owned by Smucker and the Offeror, would represent at least a majority of the aggregate voting power of the shares of Hostess Brands common stock outstanding immediately after the consummation of the Offer.

The regulatory approval condition requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, has expired or been terminated and expiration or termination of the applicable waiting period under the antitrust laws of Canada together with, unless waived in writing by Smucker, confirmation that the Commission of Competition does not intend to challenge the transaction under applicable antitrust laws.

The Offer is also subject to other conditions as set forth in the merger agreement and described in the prospectus/offer to exchange (together with the conditions described above, the “Offer Conditions”).

The board of directors of Hostess Brands has unanimously declared that the merger agreement and the transactions contemplated thereby, including the Offer and the merger, are advisable, determined that the merger agreement and the transactions contemplated thereby, including the Offer and the merger, are fair to and in the best interests of, the stockholders of Hostess Brands, approved the merger agreement and the transactions contemplated thereby, including the Offer and the merger, upon the terms and subject to the conditions contained in the merger agreement, taken all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in the charter of Hostess Brands will not apply with respect to or as a result of the Offer, the merger, the merger agreement and the transactions contemplated thereby, and resolved, upon and subject to the terms and conditions in the merger agreement, to recommend that its stockholders accept the Offer and tender their Hostess Brands shares pursuant to the Offer.

Under certain circumstances, as set forth in the merger agreement and summarized in the prospectus/offer to exchange, the Offeror may be required to extend the Offer and the previously scheduled expiration date. In the case of any extension, any such announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, shares of Hostess Brands common stock previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the right of each Hostess Brands stockholder to withdraw previously tendered shares of Hostess Brands common stock. No subsequent offering period will be available following the expiration of the offer without the prior written consent of Hostess Brands, other than in accordance with the extension provisions set forth in the merger agreement.

Subject to the terms and conditions of the merger agreement, the Offeror also reserves the right to waive any Offer Condition or modify the terms of the Offer.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Smucker common shares to be issued as consideration in the Offer or passed on upon the adequacy or accuracy of the prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

Upon the terms of the Offer and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment in accordance with the merger agreement), promptly after the expiration date, the Offeror will accept for exchange, and will thereafter promptly exchange, shares of Hostess Brands common stock validly tendered and not validly withdrawn prior to the expiration date. In all cases, a Hostess Brands stockholder will receive consideration for tendered shares of Hostess Brands only after timely receipt by the exchange agent of certificates for those shares, if any, a confirmation of a book-entry transfer of those shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed letter of transmittal, an agent’s message in connection with a book-entry transfer and any other required documents, or a properly completed notice of guaranteed delivery.

For purposes of the Offer, the Offeror will be deemed to have accepted for exchange shares of Hostess Brands common stock validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the Offer. The exchange agent will deliver to the applicable Hostess Brands stockholders the cash portion of the transaction consideration and any Smucker common shares issuable in exchange for shares of Hostess Brands common stock validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering Hostess Brands stockholders for the purpose of receiving Smucker common shares from the Offeror and transmitting such shares to the tendering Hostess Brands stockholders. Hostess Brands stockholders will not receive any interest on any cash that the Offeror pays in the Offer, regardless of any extension of the Offer and even if there is a delay in making the exchange.

Hostess Brands stockholders may withdraw tendered shares of Hostess Brands common stock at any time until the expiration date and, if the Offeror has not agreed to accept the shares for exchange on or prior to December 8, 2023, Hostess Brands stockholders may thereafter withdraw their shares from tender at any time after such date until the Offeror accepts shares for exchange.

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the Hostess Brands stockholder at one of the addresses set forth in the prospectus/offer to exchange, prior to the expiration date. The notice must include the Hostess Brands stockholder’s name, address and social security number, the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the prospectus/offer to exchange and is incorporated herein by reference.

Hostess Brands has provided the Offeror with Hostess Brands’ stockholder list and security position listings for the purpose of disseminating the prospectus/offer to exchange, the related letter of transmittal and other related materials to Hostess Brands stockholders. The prospectus/offer to exchange and related letter of transmittal will be mailed to record holders of shares of Hostess Brands and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Hostess Brands common stock.

The exchange of Hostess Brands shares for the transaction consideration in the Offer or the merger will be a taxable transaction for U.S. federal income tax purposes. Holders of Hostess Brands shares should read the section of the prospectus/offer to exchange entitled “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the merger to holders of Hostess Brands shares.

The prospectus/offer to exchange and the related letter of transmittal contain important information. Holders of shares of Hostess Brands common stock should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the information agent at its address and telephone number set forth below. Requests for copies of the prospectus/offer to exchange, the letter of transmittal and other exchange offer materials may be directed to the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Smucker will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Smucker nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Hostess Brands common stock pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Shareholders Call Toll Free: (800) 347-4826

Banks & Brokers Call Collect: (212) 269-5550

E-mail: sjm-twnk@dfking.com

October 10, 2023

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